DATE FILED ______________, 2001
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          Schedule 13E-3 (Rule 13e-100)
                Transaction Statement Under Section 13(e) of the
            Securities Exchange Act of 1934 and Rule 13e-3 Thereunder
                                (AMENDMENT NO. 2)

                       Frontier Adjusters of America, Inc.
                              (Name of the Issuer)

            Frontier Adjusters of America, Inc., Merrymeeting, Inc.,
                    MM Merger Corporation and John M. Davies
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   359050-10-1
                      (CUSIP Number of Class of Securities)

                      John M. Davies, Chairman of the Board
                       Frontier Adjusters of America, Inc.
                              45 East Monterey Way
                             Phoenix, Arizona 85012
                                 (602) 264-1061
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                                 Sara R. Ziskin
                            Gallagher & Kennedy, P.A.
                            2575 East Camelback Road
                             Phoenix, Arizona 85016
                                 (602) 530-8000

This statement is filed in connection with (check the appropriate box):

(a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-1), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934, as amended (the "Act").
(b) [ ] The filing of a registration statement under the Securities Act of 1933.
(c)  [ ]  A tender offer.
(d)  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
     ----------------------                       --------------------
          $14,153,103                                   $2,830.62

*For purposes of calculating the filing fee only. Assumes the payment of $1.58 per share in exchange for a total of 8,957,660 shares of Common Stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the proposed cash payment to be made in connection with the transaction, as described in this Statement.

[X] Check the box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) of the Securities Exchange Act of 1934, as amended, and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $2830.62                      Form or Registration No.: PREM14A
     Filing Party: Frontier Adjusters of America, Inc.     Date Filed: May 22, 2001

                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Statement") is being filed by Frontier Adjusters of America, Inc., an Arizona corporation ("Frontier"), Merrymeeting, Inc., a Delaware corporation ("MMI"), MM Merger Corporation, a Delaware corporation, ("Acquisition Company") and John M. Davies, Chairman of the Board of Frontier and 50% shareholder of MMI, in connection with a Plan and Agreement of Merger dated April 27, 2001 (the "Agreement"), a copy of which is attached as APPENDIX A to the proxy statement ("Proxy Statement") filed with the Securities and Exchange Commission on May 22, 2001, pursuant to Regulation 14A under the Act.

Pursuant to the Agreement, Frontier will be the surviving entity in a merger with Acquisition Company, a wholly-owned subsidiary of MMI. MMI is a newly-formed corporation that is owned by John M. Davies, Frontier's Chairman of the Board, and IVM Intersurer BV, a Netherlands holding company that specializes in investing in insurance-related businesses. Under the terms of the Agreement, Acquisition Company, a wholly owned subsidiary of MMI, would merge with and into Frontier, with Frontier being the surviving entity. Each outstanding share of Frontier's common stock (the "Common Stock"), other than the shares held by MMI, would be exchanged for the right to receive $1.58 in cash, without interest, for each share of Common Stock. As a result, Frontier would cease to be a public company.

The responses and cross-references presented below provide the locations in the Proxy Statement (including the appendices thereto) of the information required to be included in response to the items of this Statement.

The information in the Proxy Statement is hereby expressly incorporated herein by reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms contained in this Statement and not defined in this Statement shall have the meanings ascribed to them in the Proxy Statement. A copy of the Proxy Statement is attached hereto as EXHIBIT (A).

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) NAME AND ADDRESS. The name of the company is Frontier Adjusters of America, Inc. Its principal executive offices are located at 45 East Monterey Way, Phoenix, Arizona 85012, and its telephone number is
          (602) 264-1061.

     (b) SECURITIES. The securities subject to the transaction contemplated by this Statement are Common Stock. As of July 31, 2001 there were approximately 8,957,660 shares of Common Stock outstanding.

     (c) TRADING MARKET AND PRICE. The information set forth under the caption "Market Price and Dividend Information" in the Proxy Statement is incorporated herein by reference.

     (d) DIVIDENDS. The information set forth under the caption "Market Price and Dividend Information" in the Proxy Statement is incorporated herein by reference.

     (e) PRIOR PUBLIC OFFERINGS. No underwritten public offering of Common Stock has been made by the persons filing this Statement during the past three years.

     (f) PRIOR STOCK PURCHASES. During the past two years, Frontier, MMI, MM Merger, John M. Davies and their affiliates have made the following purchases of shares of Common Stock.

          DATE              PURCHASER     SHARES
          ----              ---------     ------
          June 12, 1999     Frontier      971,464 shares in a tender offer
          May 2, 2001       MMI           5,258,513 shares in a private purchase

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) NAME AND ADDRESS. The name, business address and business telephone number of each filing person on this Statement are:

          Frontier Adjusters of America, Inc.                Merrymeeting, Inc.
                 45 East Monterey Way                       c/o Ulmer & Berne LLP
                Phoenix, Arizona 85012                 1300 East 9th Street, Suite 900
                    (602) 264-1061                       Cleveland, Ohio 44114-1583
                                                               (216) 621-8400

                 MM Merger Corporation                         John M. Davies
                 c/o Ulmer & Berne LLP            c/o Frontier Adjusters of America, Inc.
            1300 East 9th Street, Suite 900                 45 East Monterey Way
              Cleveland, Ohio 44114-1583                   Phoenix, Arizona 85012
                    (216) 621-8400                             (602) 264-1061

          The address and phone number of each executive officer and director of Frontier, of MMI and of Acquisition Company, is the same as indicated above for Frontier, for MMI and for Acquisition Company, respectively. The directors of Frontier, MMI and Acquisition Company are as follows:

          Frontier:
            Eric J. Carlstrom        Director
            John M. Davies           Chairman of the Board, CEO and President
            Jeffrey R. Harcourt      Director, Secretary, Chief Financial
                                     Officer and Treasurer
            Kenneth A. Sexton        Director

          MMI:
            John M. Davies           Chairman of the Board, CEO and President
            Patrick Enthoven         Director
            Jeffrey R. Harcourt      Secretary, Chief Financial Officer and
                                     Treasurer

          Acquisition Company:
            John M. Davies           Chairman of the Board, CEO and President
            Jeffrey R. Harcourt      Director, Secretary, Chief Financial
                                     Officer and Treasurer

          MMI is owned and controlled by John M. Davies and IVM Intersurer BV, a Netherlands holding company that specializes in investing in insurance-related businesses. Acquisition Company is wholly-owned and controlled by MMI. Frontier is both a filing person and the subject company of this Statement.

     (b)  BUSINESS AND BACKGROUND OF ENTITIES.

          MMI:

               MMI is a newly formed Delaware corporation formed for the purpose of purchasing and holding a majority interest in Frontier from United Financial Adjusting Company. MMI has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). MMI has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining MMI from future violations of, or prohibiting activities subject to, federal or state securities laws.

          Acquisition Company:

               Acquisition Company is a newly formed Delaware corporation formed for the sole purpose of effecting the merger of Frontier with Acquisition Company, whereby Frontier would be the surviving entity, pursuant to the terms and conditions of the Agreement. Acquisition Company has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Acquisition Company has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Acquisition Company from future violations of, or prohibiting activities subject to, federal or state securities laws.

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. With regard to the employment and background information of John M. Davies, Jeffrey R. Harcourt and Kenneth A. Sexton, three of the directors of Frontier, the information set forth under "Item 10 - Directors and Executive Officers of the Registrant" of Frontier's Annual Report on Form 10-K for the year ended June 30, 2000 is incorporated herein by reference. With regard to the employment and background information of Eric J. Carlstrom see below. With regard to the employment and background information of the directors of MMI and Acquisition Company, the information set forth under the caption "The Proposed Merger--Interests of Certain Persons in the Merger" and "Management of MMI--Current Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference. The addresses of Frontier, MMI and Acquisition Company are provided above under subsection (a) of this Item 3. None of the executive officers, directors or control persons of Frontier, MMI or Acquisition Company were (i) convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All executive officers and directors of Frontier, MMI and Acquisition Company are citizens of the United States, except for Patrick Enthoven who is a citizen of South Africa.

          ERIC J. CARLSTROM, 42, has served as Senior Vice President of AON Risk Services, Inc. since 1997. Prior thereto, Mr. Carlstrom served as Senior Vice President at Alexander & Alexander, an insurance brokerage firm, from 1994 to 1997. Mr. Carlstrom holds a B.A. degree from Hofstra University.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)  MATERIAL TERMS.

          (1) BRIEF DESCRIPTION OF THE TRANSACTION. The information set forth under the captions "The Proposed Merger--Background of the Merger," "The Proposed Merger -- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "The Proposed Merger -- Exchange of Securities" in the Proxy Statement is incorporated herein by reference.

          (2) CONSIDERATION OFFERED TO SECURITY HOLDERS. The information set forth under the captions "Summary Term Sheet -- What will I Receive in the Merger?" and "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

          (3) REASONS FOR ENGAGING IN THE TRANSACTION. The information set forth under the caption "The Proposed Merger -- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

          (4) VOTE REQUIRED FOR APPROVAL OF THE TRANSACTIONS. The information set forth under the captions "Voting Securities and Voting Rights" and "Required Vote, Effect of Shareholder Approval, and Related Matters" in the Proxy Statement is incorporated herein by reference.

          (5) MATERIAL DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS AS A RESULT OF THE TRANSACTION. The information set forth under the captions "The Proposed Merger -- Certain Effects of the Merger" and "The Proposed Merger -- Exchange of Securities" in the Proxy Statement is incorporated herein by reference.

          (6)  ACCOUNTING TREATMENT OF THE TRANSACTIONS. Not applicable.

          (7) FEDERAL INCOME TAX CONSEQUENCES. The information set forth under the captions "Summary Term Sheet -- What Are the Federal Income Tax Consequences of the Merger?" and "The Proposed Merger -- Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

     (b) DIFFERENT TERMS. No holder of the Common Stock will be treated in the Merger differently from any other holder of Common Stock.

     (c) APPRAISAL RIGHTS. The information set forth under the captions "Summary Term Sheet -- Do I Have Dissenters' Rights?" and "The Proposed Merger - Rights of Dissenting Shareholders" in the Proxy Statement is incorporated herein by reference.

     (d)  PROVISIONS FOR UNAFFILIATED SECURITIES HOLDERS. None.

     (e)  ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)  TRANSACTIONS. See Item 2(f).

     (b) SIGNIFICANT CORPORATE EVENTS. See Item 2(f). The information set forth under the caption "The Proposed Merger-- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

     (c) NEGOTIATIONS OR CONTRACTS. The information set forth under the caption "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

     (d) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. See Item 2(f). The information set forth under the caption "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference. In addition, from time to time in the ordinary course of its business, Frontier has issued stock options to its directors, officers and employees.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) USE OF SECURITIES ACQUIRED. The information set forth under the captions "Summary Term Sheet -- What is the Proposed Merger?" and "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

     (b)  PLANS.

          (1) EXTRAORDINARY TRANSACTIONS. The information set forth under the captions "Summary Term Sheet-- What is the Proposed Merger?" and "The Proposed Merger-- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

          (2) PURCHASE, SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE SUBJECT COMPANY OR ANY OR ITS SUBSIDIARIES. Not applicable.

          (3) MATERIAL CHANGES IN THE PRESENT DIVIDEND RATE OR POLICY, OR INDEBTEDNESS OR CAPITALIZATION OF THE SUBJECT COMPANY. Not applicable.

          (4) MATERIAL CHANGES IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE SUBJECT COMPANY. The information set for the under the captions "The Proposed Merger - Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "Management of MMI - Current Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference.

          (5)  OTHER  MATERIAL  CHANGES  IN  THE  SUBJECT  COMPANY'S   CORPORATE
               STRUCTURE OR BUSINESS. Not applicable.

          (6) ANY CLASS OF EQUITY SECURITIES OF THE SUBJECT COMPANY TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE. The information set forth under the caption "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

          (7) ANY CLASS OF EQUITY SECURITIES OF THE SUBJECT COMPANY BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION UNDER SECTION 12(G)(4) OF THE ACT. The information set forth under the caption "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

          (8) SUSPENSION OF THE SUBJECT COMPANY'S OBLIGATION TO FILE REPORTS UNDER SECTION 15(d) OF THE ACT. The information set forth under the caption "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) PURPOSES. The information set forth under the caption "The Proposed Merger -- Recommendation of the Special Committee and Board of
          Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

     (b) ALTERNATIVES. The information set forth under the caption "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

     (c) REASONS. The information set forth under the captions "The Proposed Merger -- Background of the Merger" and "The Proposed Merger-- Recommendations of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

     (d) EFFECTS. The information set forth under the captions "Summary Term Sheet -- What Will I Receive in the Merger?," "Summary Term Sheet -- What Effects May Result from the Merger?," "The Proposed Merger -- Background of the Merger," "The Proposed Merger -- Certain Effects of the Merger," "The Proposed Merger -- Conflicts of Interest," "The Proposed Merger -- Federal Income Tax Consequences," "The Proposed Merger -- Conduct of the Business of Frontier if the Merger is Not Consummated," and "The Proposed Merger -- Conduct of Frontier's Business After the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) FAIRNESS. The information set forth under the captions "The Proposed Merger -- Background of the Merger," "The Proposed Merger --
          Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "The Proposed Merger -- Opinion of ComStock" in the Proxy Statement is incorporated herein by reference.

     (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth under the captions, "Summary Term Sheet -- What Are the Reasons for the Merger?," "Summary Term Sheet -- Has the Board of Directors Recommended that I Vote for the Merger Agreement?," "The Proposed Merger -- Background of the Merger," "The Proposed Merger --
          Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "The Proposed Merger -- Opinion of ComStock" in the Proxy Statement is incorporated herein by reference.

     (c) APPROVAL OF SECURITY HOLDERS. The information set forth under the captions "Summary Term Sheet --What Shareholder Vote is Required to Approve the Merger Agreement?," "The Proposed Merger -- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "Required Vote, Effect of Shareholder Approval, and
          Related Matters" in the Proxy Statement is incorporated herein by reference.

     (d) UNAFFILIATED REPRESENTATIVE. A Special Committee consisting of the three directors who do not own stock in Frontier, MMI or Acquisition Company and will not own stock in MMI after the Merger, selected ComStock Valuation Advisors, Inc. ("ComStock") to prepare a report concerning the fairness of the Merger. The information set forth under the captions "The Proposed Merger -- Background of the Merger" and "The Proposed Merger -- Opinion of ComStock" in the Proxy Statement is incorporated herein by reference.

     (e) APPROVAL OF DIRECTORS. The Merger was approved by the unanimous vote of the Board of Directors of Frontier, including the three directors who are not employees of Frontier.

     (f)  OTHER OFFERS. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) REPORT, OPINION OR APPRAISAL. The information set forth under the captions "Summary Term Sheet -- Did the Board and the Special Committee Retain a Financial Advisor?," "The Proposed Merger -- Background of the Merger," "The Proposed Merger -- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "The Proposed Merger -- Opinion of ComStock" in the Proxy Statement is incorporated herein by reference.

     (b)  PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.

          (1) IDENTITY OF THE OUTSIDE PARTY AND/OR UNAFFILIATED REPRESENTATIVE. The information set forth under the captions "Summary Term Sheet -- Did the Board and the Special Committee Retain a Financial Advisor?" and "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

          (2) QUALIFICATIONS OF THE OUTSIDE PARTY AND/OR UNAFFILIATED REPRESENTATIVE. The information set forth under the captions "Summary Term Sheet -- Did the Board and the Special Committee Retain a Financial Advisor?" and "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

          (3) METHOD OF SELECTION OF THE OUTSIDE PARTY AND/OR UNAFFILIATED REPRESENTATIVE. The information set forth under the captions "Summary Term Sheet -- Did the Board and the Special Committee Retain a Financial Advisor?" and "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

          (4) MATERIAL RELATIONSHIP. The information set forth under the captions "The Proposed Merger -- Background of the Merger," "The Proposed Merger -- Opinion of ComStock," "The Proposed Merger -- Expenses of the Merger" and "The Proposed Merger - Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

          (5) DETERMINATION OF THE AMOUNT OF CONSIDERATION TO BE PAID. The information set forth under the caption "The Proposed Merger - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

          (6) SUMMARY OF THE NEGOTIATION, REPORT, OPINION OR APPRAISAL. The information set forth under the caption "The Proposed Merger -- Background of the Merger" and "The Proposed Merger -- Opinion of ComStock" in the Proxy Statement is incorporated herein by reference.

     (c) AVAILABILITY OF DOCUMENTS. The fairness opinion of ComStock will be made available for inspection and copying at the principal executive offices of Frontier during its regular business hours by any interested equity security holder of Frontier or a representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) SOURCE OF FUNDS. The information set forth under the captions "Summary Term Sheet-- How Will Acquisition Company Finance the Merger?" and "The Proposed Merger-- Source of Funds" in the Proxy Statement is incorporated herein by reference.

     (b) CONDITIONS. The information set forth under the captions "Summary Term Sheet -- How Will Acquisition Company Finance the Merger?" and "The Proposed Merger -- Source of Funds" in the Proxy Statement is incorporated herein by reference. There are no alternative financing arrangements or plans in the event the primary financing plan falls through.

     (c)  EXPENSES.  The  information  set forth under the caption "The Proposed
          Merger  --  Expenses  of  the  Merger"  in  the  Proxy   Statement  is
          incorporated herein by reference.

     (d) BORROWED FUNDS. The information set forth under the captions "Summary Term Sheet-- How Will Acquisition Company Finance the Merger?" and "The Proposed Merger-- Source of Funds" in the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) SECURITIES OWNERSHIP. The information set forth under the caption "Beneficial Ownership of Common Stock Prior to and After the Merger" in the Proxy Statement is incorporated herein by reference.

     (b) SECURITIES TRANSACTIONS. During the 60-day period prior to the date of the filing of this Statement, there have been no transactions effected by Frontier, MMI, Acquisition Company, or any of their respective directors, executive officers or control persons, or John M. Davies regarding the Common Stock, other than as disclosed in Item 2(f) above.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (a)  INTENT  TO  TENDER  OR  VOTE  IN  A  GOING-PRIVATE  TRANSACTION.   The
          information set forth under the caption "The Proposed Merger-- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

     (b) RECOMMENDATIONS OF OTHERS. The information set forth under the captions "The Proposed Merger -- Background of the Merger" and "The Proposed Merger -- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

     (a)  FINANCIAL  INFORMATION.   The  information  and  financial  statements
          incorporated by reference under the caption "Additional Information" in the Proxy Statement are incorporated herein by reference.

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
     (b) PRO FORMA INFORMATION. Because no shares of Frontier's Common Stock will remain outstanding after the Merger, pro forma financial information is not material to the holders of the Common Stock. The information set forth under the caption "The Proposed Merger -- Pro Forma Financial Information" in the Proxy Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth under the caption "Solicitation" in the Proxy Statement is incorporated herein by reference.

     (b) EMPLOYEES AND CORPORATE ASSETS. The information set forth under the caption "Solicitation" in the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     (b)  OTHER MATERIAL INFORMATION. Not applicable.

ITEM 16. EXHIBITS.

     (a)  Amendment No. 1 to the Proxy Statement. Attached hereto. *

     (b) Credit Agreement, dated as of April 30, 2001, by and between MMI and Fifth Third Bank (Northeastern Ohio) and Fifth Third Bank. *

     (c)  (1) Draft Fairness Opinion of ComStock, dated April 23, 2001. *

          (2)  Fairness Opinion of ComStock, dated April 24, 2001. *

          (3)  Revised Opinion of ComStock, dated April 24, 2001. *

          (4)  Exhibits to Revised Opinion of ComStock, dated April 24, 2001.

     (d) Plan and Agreement of Merger, dated as of April 27, 2001, by and among Company, MMI and Acquisition Company (attached as APPENDIX A to the Proxy Statement filed as Exhibit (a) hereto). *

     (e)  Not applicable.

     (f)  Not applicable.

*    Filed Previously.

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
                                   SIGNATURES

After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August __, 2001                 FRONTIER ADJUSTERS OF AMERICA, INC.


                                       By: /s/ John M. Davies
                                           -------------------------------------
                                           President and Chief Executive Officer


Dated: August __, 2001                 MERRYMEETING, INC.


                                       By: /s/ John M. Davies
                                           -------------------------------------
                                           President and Chief Executive Officer


Dated: August __, 2001                 MM MERGER CORPORATION


                                       By: /s/ John M. Davies
                                           -------------------------------------
                                           President and Chief Executive Officer

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